Exhibit 99.1

Alibaba Group Announces December Quarter 2024 Results

Hangzhou, China, February 20, 2025 - Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “Alibaba” or “Alibaba Group”) today announced its financial results for the quarter ended December 31, 2024.

“This quarter’s results demonstrated substantial progress in our ‘user first, AI-driven’ strategies and the re-accelerated growth of our core businesses. During this quarter, customer management revenue at Taobao and Tmall Group grew 9% as a result of initiatives to enhance user experience and effective monetization. Our Cloud revenue growth reignited to double digits at 13%, with AI-related product revenue achieving triple-digit growth for the sixth consecutive quarter. Looking ahead, revenue growth at Cloud Intelligence Group driven by AI will continue to accelerate. We will continue to execute against our strategic priorities in e-commerce and cloud computing, including further investment to drive long-term growth,” said Eddie Wu, Chief Executive Officer of Alibaba Group.

“While we made substantial investments to spark growth re-acceleration in our core businesses, we maintained financial discipline with enhanced operational efficiency, achieving positive EBITA growth in Taobao and Tmall Group. During the quarter, we continued to actively manage our balance sheet with significant non-core asset sales, share buybacks, and extending our debt maturities at attractive rates,” said Toby Xu, Chief Financial Officer of Alibaba Group.

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2024:

•	Revenue was RMB280,154 million (US$38,381 million), an increase of 8% year-over-year.

•	Income from operations was RMB41,205 million (US$5,645 million), an increase of 83% year-over-year, primarily due to the decrease in impairment of intangible assets as well as the increase in adjusted EBITA. We excluded impairment of intangible assets from our non-GAAP measurements. Adjusted EBITA, a non-GAAP measurement, increased 4% year-over-year to RMB54,853 million (US$7,515 million), primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses.

•	Net income attributable to ordinary shareholders was RMB48,945 million (US$6,705 million). Net income was RMB46,434 million (US$6,361 million), an increase of 333% year-over-year, primarily due to the increase in income from operations, mark-to-market changes from our equity investments, and the increase in share of results of equity method investees, partly offset by the increase in impairment of our investments. Non-GAAP net income in the quarter ended December 31, 2024 was RMB51,066 million (US$6,996 million), an increase of 6% compared to RMB47,951 million in the same quarter of 2023.

•	Diluted earnings per ADS was RMB20.39 (US$2.79). Diluted earnings per share was RMB2.55 (US$0.35 or HK$2.75). Non-GAAP diluted earnings per ADS was RMB21.39 (US$2.93), an increase of 13% year-over-year. Non-GAAP diluted earnings per share was RMB2.67 (US$0.37 or HK$2.88), an increase of 13% year-over-year.

•	Net cash provided by operating activities was RMB70,915 million (US$9,715 million), an increase of 10% compared to RMB64,716 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity was RMB39,020 million (US$5,346 million), a decrease of 31% compared to RMB56,540 million in the same quarter of 2023. The decrease in free cash flow was mainly attributed to the increase in expenditure related to our investments in cloud infrastructure, partly offset by changes in other working capital.

Reconciliations of GAAP measures to non-GAAP measures presented above are included at the end of this results announcement.

BUSINESS AND STRATEGIC UPDATES

Taobao and Tmall Group

During the quarter, our customer management revenue grew 9% year-over-year to RMB100,790 million (US$13,808 million), driven by the growth in online GMV and improvement of take rate year-over-year. Our take rate benefited from the full-quarter impact of the software service fee and increasing adoption of Quanzhantui.

We increased efforts to grow our user base and continued to invest in strategic initiatives such as price-competitive products, customer service, membership program benefits and technology to enhance user experience. These efforts led to strong growth year-over-year in new consumers and orders.

On the merchant end, we focused on improving their operating environment and enhancing efficiency. To ensure merchants’ sustainable development on our platform, we announced a series of merchant-friendly measures on January 20, 2025. In addition, Quanzhantui saw steady increase in merchant adoption, especially among small and medium-sized ones who benefit through its convenience of use and improvement of marketing efficiency.

The number of 88VIP members, our highest spending consumer group, continued to increase by double digits year-over-year, reaching 49 million during the quarter. We will continue to grow the subscription of 88VIP membership by providing attractive benefits and premium services.

Alibaba International Digital Commerce Group (“AIDC”)

For the quarter ended December 31, 2024, revenue from AIDC grew 32% year-over-year to RMB37,756 million (US$5,173 million), primarily driven by strong performance of cross-border businesses. AIDC increased investments during overseas shopping festivals quarter-over-quarter, and continued to invest in select European markets and the Gulf region to acquire users, which resulted in increased losses. However, the unit economics of the AliExpress’ Choice business improved on a sequential basis.

The AliExpress platform continued to enrich its product offerings and diversify its business models to meet the needs of local consumers. During the quarter, we announced a plan to form a joint venture with Shinsegae in South Korea, which will operate AliExpress Korea and Gmarket to better serve consumers in South Korea and enhance our competitiveness.

Cloud Intelligence Group

For the quarter ended December 31, 2024, revenue from Cloud Intelligence Group was RMB31,742 million (US$4,349 million), an increase of 13% year-over-year.

During this quarter, overall revenue excluding Alibaba-consolidated subsidiaries achieved double-digit year-over-year growth of 11%. This momentum was primarily driven by double-digit public cloud revenue growth, including the growing adoption of AI-related products. Notably, AI-related product revenue maintained triple-digit year-over-year growth for the sixth consecutive quarter. We will continue to invest in anticipation of customer growth and technology innovation, particularly in AI infrastructure, to increase cloud adoption for AI and maintain our market leadership.

Alibaba Cloud has gained notable recognition as the cloud service provider of choice for public cloud products. Alibaba Cloud has been named a Leader in the 2024 Gartner® Magic QuadrantTM for both Cloud Database Management Systems and Container Management as the only Chinese company consecutively. In The Forrester WaveTM: Public Cloud Platforms Q4 2024 report, Alibaba was also named a leader as the only Chinese vendor.

We remain committed to advancing multi-modal AI technology and expanding our open-source initiatives. In January 2025, we open-sourced Qwen2.5-VL, our next-generation multi-modal model, and launched our flagship MoE-based model Qwen2.5-Max. Both models deliver globally leading results across recognized benchmarks and are available to users and enterprises through Qwen Chat and our Bailian platform. Since August 2023, we have open-sourced various large models under the Qwen family. As of January 31, 2025, more than 90,000 derivative models had been developed on Hugging Face based on the Qwen family of models, making it one of the largest AI model families worldwide.

Cainiao Smart Logistics Network Limited (“Cainiao”)

For the quarter ended December 31, 2024, revenue of Cainiao was RMB28,241 million (US$3,869 million), a decrease of 1% year-over-year. This is the result of ongoing restructurings with our e-commerce businesses taking on certain logistics platform role. Cainiao will continue to focus on building its global smart logistics network and make its end-to-end logistics capabilities available to our own e-commerce businesses as well as third parties.

Local Services Group

For the quarter ended December 31, 2024, revenue from Local Services Group grew 12% year-over-year to RMB16,988 million (US$2,327 million), driven by the combined order growth of Amap and Ele.me, as well as revenue growth from marketing services.

During this quarter, Local Services Group’s losses significantly narrowed year-over-year as unit economics improved due to operating efficiency and as scale increased.

Digital Media and Entertainment Group

For the quarter ended December 31, 2024, revenue of Digital Media and Entertainment Group was RMB5,438 million (US$745 million), an increase of 8% year-over-year, primarily driven by the increase in Youku’s advertising revenue.

Loss of Digital Media and Entertainment Group continued to narrow year-over-year, primarily due to Youku’s reducing operating loss as a result of increased advertising revenue as well as improved content investment efficiency during the quarter.

Strategic Divestments, Share Repurchases and Senior Notes Offering

We have been actively optimizing our balance sheet through strategic divestments of non-core assets, share buybacks and extending our debt maturities at attractive rates.

During the quarter, we entered into agreements to dispose all of our interests in (i) Sun Art for up to a maximum of HK$12.3 billion (US$1.6 billion) and (ii) Intime for approximately RMB7.4 billion (US$1 billion). These moves reflect our strategic shift to streamline operations and focus on our core businesses.

During the quarter, we repurchased a total of 119 million ordinary shares (equivalent to 15 million ADSs) for a total of US$1.3 billion. These purchases were made in the U.S. market under our share repurchase program. As of December 31, 2024, we had 18,517 million ordinary shares (equivalent to 2,315 million ADSs) outstanding, a net decrease of 103 million ordinary shares compared to September 30, 2024, or a 0.6% net reduction in our outstanding shares after accounting for shares issued under our ESOP. The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$20.7 billion as of December 31, 2024.

We also completed an offering of approximately US$5 billion of U.S. dollar-denominated senior unsecured notes and RMB-denominated senior unsecured notes in November 2024 to repay offshore debt, repurchase shares and for other general corporate purposes. This transaction enhanced our capital structure and secured extended debt maturities at attractive rates.

DECEMBER QUARTER SUMMARY FINANCIAL RESULTS

	Three months ended December 31,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages and per share amounts)
Revenue	260,348	280,154	38,381	8%

Income from operations	22,511	41,205	5,645	83	%(2)
Operating margin	9%	15%
Adjusted EBITDA(1)	59,572	62,054	8,501	4	%(3)
Adjusted EBITDA margin(1)	23%	22%
Adjusted EBITA(1)	52,843	54,853	7,515	4	%(3)
Adjusted EBITA margin(1)	20%	20%

Net income	10,717	46,434	6,361	333	%(4)
Net income attributable to ordinary shareholders	14,433	48,945	6,705	239	%(4)
Non-GAAP net income(1)	47,951	51,066	6,996	6	%(4)

Diluted earnings per share(5)	0.71	2.55	0.35	261	%(4)(6)
Diluted earnings per ADS(5)	5.65	20.39	2.79	261	%(4)(6)
Non-GAAP diluted earnings per share(1)(5)	2.37	2.67	0.37	13	%(4)(6)
Non-GAAP diluted earnings per ADS(1)(5)	18.97	21.39	2.93	13	%(4)(6)

(1)	See the sections entitled “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.
(2)	The year-over-year increase was primarily due to the decrease in impairment of intangible assets as well as the increase in adjusted EBITA.
(3)	The year-over-year increases were primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses.
(4)	The year-over-year increases were primarily due to the increase in income from operations, mark-to-market changes from our equity investments, and the increase in share of results of equity method investees, partly offset by the increase in impairment of our investments, while net income attributable to ordinary shareholders and earnings per share/ADS would further take into account the net loss attributable to noncontrolling interests. We excluded non-cash share-based compensation expense, gains/losses of investments, impairment of goodwill and intangible assets, and certain other items from our non-GAAP measurements.
(5)	Each ADS represents eight ordinary shares.
(6)	The year-over-year percentages as stated are calculated based on the exact amount and there may be minor differences from the year-over-year percentages calculated based on the RMB amounts after rounding.

DECEMBER QUARTER SEGMENT RESULTS

Revenue for the quarter ended December 31, 2024 was RMB280,154 million (US$38,381 million), an increase of 8% year-over-year compared to RMB260,348 million in the same quarter of 2023.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	92,113	100,790	13,808	9%
- Direct sales and others(1)	31,649	28,726	3,935	(9)%
	123,762	129,516	17,743	5%
China commerce wholesale	5,308	6,575	901	24%
Total Taobao and Tmall Group	129,070	136,091	18,644	5%

Alibaba International Digital Commerce Group:
International commerce retail	23,260	31,553	4,323	36%
International commerce wholesale	5,256	6,203	850	18%
Total Alibaba International Digital Commerce Group	28,516	37,756	5,173	32%

Cloud Intelligence Group	28,066	31,742	4,349	13%
Cainiao Smart Logistics Network Limited	28,476	28,241	3,869	(1)%
Local Services Group	15,160	16,988	2,327	12%
Digital Media and Entertainment Group	5,040	5,438	745	8%
All others(2)	47,023	53,102	7,275	13%
Unallocated	374	590	81
Inter-segment elimination	(21,377)	(29,794)	(4,082)
Consolidated revenue	260,348	280,154	38,381	8%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.
(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Three months ended December 31,
	2023	2024		YoY %
	RMB	RMB	US$	Change (3)

	(in millions, except percentages)
Taobao and Tmall Group	59,930	61,083	8,368	2%
Alibaba International Digital Commerce Group	(3,146)	(4,952)	(678)	(57)%
Cloud Intelligence Group	2,364	3,138	430	33%
Cainiao Smart Logistics Network Limited	961	235	32	(76)%
Local Services Group	(2,068)	(596)	(82)	71%
Digital Media and Entertainment Group	(517)	(309)	(42)	40%
All others(1)	(3,172)	(3,156)	(432)	1%
Unallocated (2)	(808)	(165)	(23)
Inter-segment elimination	(701)	(425)	(58)
Consolidated adjusted EBITA	52,843	54,853	7,515	4%
Less: Non-cash share-based compensation expense	(6,222)	(3,414)	(468)
Less: Amortization and impairment of intangible assets	(14,601)	(2,062)	(282)
Less: Impairment of goodwill, and others	(9,509)	(8,172)	(1,120)
Income from operations	22,511	41,205	5,645	83%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.
(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.
(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.

Taobao and Tmall Group

(i)	Segment revenue

•	China Commerce Retail Business

Revenue from our China commerce retail business in the quarter ended December 31, 2024 was RMB129,516 million (US$17,743 million), an increase of 5% compared to RMB123,762 million in the same quarter of 2023.

Customer management revenue increased by 9% year-over-year, primarily driven by the growth in online GMV and improvement of take rate year-over-year.

Direct sales and others revenue under China commerce retail business in the quarter ended December 31, 2024 was RMB28,726 million (US$3,935 million), a decrease of 9% compared to RMB31,649 million in the same quarter of 2023, primarily attributable to our planned reduction of certain direct sales businesses.

•	China Commerce Wholesale Business

Revenue from our China commerce wholesale business in the quarter ended December 31, 2024 was RMB6,575 million (US$901 million), an increase of 24% compared to RMB5,308 million in the same quarter of 2023, primarily due to an increase in revenue from value-added services provided to paying members.

(ii)	Segment adjusted EBITA

Taobao and Tmall Group adjusted EBITA increased by 2% to RMB61,083 million (US$8,368 million) in the quarter ended December 31, 2024, compared to RMB59,930 million in the same quarter of 2023, primarily due to the increase in revenue from customer management service, partly offset by the increase in investment in user experience.

Alibaba International Digital Commerce Group

(i)	Segment revenue

•	International Commerce Retail Business

Revenue from our International commerce retail business in the quarter ended December 31, 2024 was RMB31,553 million (US$4,323 million), an increase of 36% compared to RMB23,260 million in the same quarter of 2023, primarily driven by the increase in revenue contributed by AliExpress and Trendyol. As certain of our international businesses generate revenue in local currencies while our reporting currency is Renminbi, AIDC’s revenue is affected by exchange rate fluctuations.

•	International Commerce Wholesale Business

Revenue from our International commerce wholesale business in the quarter ended December 31, 2024 was RMB6,203 million (US$850 million), an increase of 18% compared to RMB5,256 million in the same quarter of 2023, primarily due to an increase in revenue generated by cross-border related value-added services.

(ii)	Segment adjusted EBITA

Alibaba International Digital Commerce Group adjusted EBITA was a loss of RMB4,952 million (US$678 million) in the quarter ended December 31, 2024, compared to a loss of RMB3,146 million in the same quarter of 2023, primarily due to the increase in investments in Trendyol’s cross-border businesses and AliExpress, partly offset by Lazada’s significant reduction in operating losses due to its improvement in monetization and operating efficiency, as well as improvements in profitability of Trendyol’s domestic businesses.

Cloud Intelligence Group

(i)	Segment revenue

Revenue from Cloud Intelligence Group was RMB31,742 million (US$4,349 million) in the quarter ended December 31, 2024, an increase of 13% compared to RMB28,066 million in the same quarter of 2023. Overall revenue excluding Alibaba-consolidated subsidiaries increased by 11% year-over-year, mainly driven by the double-digit revenue growth of public cloud products including AI-related products.

(ii)	Segment adjusted EBITA

Cloud Intelligence Group adjusted EBITA increased by 33% to RMB3,138 million (US$430 million) in the quarter ended December 31, 2024, compared to RMB2,364 million in the same quarter of 2023, primarily due to shift in product mix toward higher-margin public cloud products and improving operating efficiency, partly offset by the increasing investments in customer growth and technology.

Cainiao Smart Logistics Network Limited

(i)	Segment revenue

Revenue from Cainiao Smart Logistics Network Limited was RMB28,241 million (US$3,869 million) in the quarter ended December 31, 2024, a decrease of 1% compared to RMB28,476 million in the same quarter of 2023.

(ii)	Segment adjusted EBITA

Cainiao Smart Logistics Network Limited adjusted EBITA decreased by 76% to RMB235 million (US$32 million) in the quarter ended December 31, 2024, compared to RMB961 million in the same quarter of 2023, primarily due to the decrease in profits from cross-border fulfilment solutions and domestic logistics services.

Local Services Group

(i)	Segment revenue

Revenue from Local Services Group was RMB16,988 million (US$2,327 million) in the quarter ended December 31, 2024, an increase of 12% compared to RMB15,160 million in the same quarter of 2023, driven by the order growth of both Amap and Ele.me, as well as revenue growth from marketing services.

(ii)	Segment adjusted EBITA

Local Services Group adjusted EBITA was a loss of RMB596 million (US$82 million) in the quarter ended December 31, 2024, compared to a loss of RMB2,068 million in the same quarter of 2023, as unit economics improved due to operating efficiency and as scale increased.

Digital Media and Entertainment Group

(i)	Segment revenue

Revenue from Digital Media and Entertainment Group was RMB5,438 million (US$745 million) in the quarter ended December 31, 2024, an increase of 8% compared to RMB5,040 million in the same quarter of 2023.

(ii)	Segment adjusted EBITA

Digital Media and Entertainment Group adjusted EBITA in the quarter ended December 31, 2024 was a loss of RMB309 million (US$42 million), compared to a loss of RMB517 million in the same quarter of 2023.

All Others

(i)	Segment revenue

Revenue from All others segment was RMB53,102 million (US$7,275 million) in the quarter ended December 31, 2024, an increase of 13% compared to RMB47,023 million in the same quarter of 2023, mainly due to the increase in revenue from retail businesses including Freshippo and Alibaba Health.

(ii)	Segment adjusted EBITA

Adjusted EBITA from All others segment in the quarter ended December 31, 2024 was a loss of RMB3,156 million (US$432 million), compared to a loss of RMB3,172 million in the same quarter of 2023, primarily due to improved operating results from Sun Art and Freshippo, partly offset by the increased investment in technology businesses.

DECEMBER QUARTER OTHER FINANCIAL RESULTS

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense, and costs and expenses excluding share-based compensation expense by function for the periods indicated:

	Three months ended December 31,					% of
	2023		2024			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change

	(in millions, except percentages)
Costs and expenses:
Cost of revenue	156,214	60.0%	162,524	22,266	58.0%	(2.0)%
Product development expenses	13,488	5.2%	14,662	2,009	5.2%	0.0%
Sales and marketing expenses	33,783	13.0%	42,675	5,846	15.2%	2.2%
General and administrative expenses	11,261	4.3%	10,851	1,487	3.9%	(0.4)%
Amortization and impairment of intangible assets	14,601	5.6%	2,062	282	0.7%	(4.9)%
Impairment of goodwill	8,490	3.3%	6,171	845	2.2%	(1.1)%
Total costs and expenses	237,837		238,945	32,735

Share-based compensation expense:
Cost of revenue	1,184	0.5%	540	74	0.2%	(0.3)%
Product development expenses	2,822	1.1%	1,602	220	0.6%	(0.5)%
Sales and marketing expenses	805	0.3%	535	73	0.2%	(0.1)%
General and administrative expenses	1,411	0.5%	1,188	163	0.4%	(0.1)%
Total share-based compensation expense(1)	6,222		3,865	530

Costs and expenses excluding share-based compensation expense:
Cost of revenue	155,030	59.5%	161,984	22,192	57.8%	(1.7)%
Product development expenses	10,666	4.1%	13,060	1,789	4.7%	0.6%
Sales and marketing expenses	32,978	12.7%	42,140	5,773	15.0%	2.3%
General and administrative expenses	9,850	3.8%	9,663	1,324	3.4%	(0.4)%
Amortization and impairment of intangible assets	14,601	5.6%	2,062	282	0.7%	(4.9)%
Impairment of goodwill	8,490	3.3%	6,171	845	2.2%	(1.1)%
Total costs and expenses excluding share-based compensation expense	231,615		235,080	32,205

(1)	This includes both cash and non-cash share-based compensation expenses.

Cost of revenue – Cost of revenue in the quarter ended December 31, 2024 was RMB162,524 million (US$22,266 million), or 58.0% of revenue, compared to RMB156,214 million, or 60.0% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have decreased from 59.5% in the quarter ended December 31, 2023 to 57.8% in the quarter ended December 31, 2024.

Product development expenses – Product development expenses in the quarter ended December 31, 2024 were RMB14,662 million (US$2,009 million), or 5.2% of revenue, compared to RMB13,488 million, or 5.2% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have increased from 4.1% in the quarter ended December 31, 2023 to 4.7% in the quarter ended December 31, 2024.

Sales and marketing expenses – Sales and marketing expenses in the quarter ended December 31, 2024 were RMB42,675 million (US$5,846 million), or 15.2% of revenue, compared to RMB33,783 million, or 13.0% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have increased from 12.7% in the quarter ended December 31, 2023 to 15.0% in the quarter ended December 31, 2024, primarily due to our increased investments in e-commerce businesses.

General and administrative expenses – General and administrative expenses in the quarter ended December 31, 2024 were RMB10,851 million (US$1,487 million), or 3.9% of revenue, compared to RMB11,261 million, or 4.3% of revenue, in the same quarter of 2023. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 3.8% in the quarter ended December 31, 2023 to 3.4% in the quarter ended December 31, 2024.

Share-based compensation expense – Total share-based compensation expense included in the cost and expense items above in the quarter ended December 31, 2024 was RMB3,865 million (US$530 million), compared to RMB6,222 million in the same quarter of 2023.

The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended December 31,
	2023	2024		YoY %
	RMB	RMB	US$	Change

	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards(1)	4,517	2,532	347	(44)%
Ant Group share-based awards(2)	33	10	2	(70)%
Others(3)	1,672	1,323	181	(21)%
Total share-based compensation expense(4)	6,222	3,865	530	(38)%

(1)	This represents Alibaba Group share-based awards granted to our employees.
(2)	This represents Ant Group share-based awards granted to our employees, which is subject to mark-to-market accounting treatment.
(3)	This represents share-based awards of our subsidiaries.
(4)	This includes both cash and non-cash share-based compensation expenses.

Share-based compensation expense related to Alibaba Group share-based awards decreased in the quarter ended December 31, 2024 compared to the same quarter of 2023. This decrease was primarily due to the decrease in the number of the awards granted.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of the underlying awards and the quantity of awards we grant in the future.

Amortization and impairment of intangible assets – Amortization and impairment of intangible assets in the quarter ended December 31, 2024 was RMB2,062 million (US$282 million), a decrease of 86% from RMB14,601 million in the same quarter of 2023. During the quarter ended December 31, 2024, impairment of intangible assets of RMB626 million (US$86 million) was recorded relating to our businesses within All others segment. During the quarter ended December 31, 2023, an impairment of intangible assets of RMB12,084 million was recorded relating to Sun Art within All others segment, which mainly include trade names, trademarks and domain names, considering lower than expected profitability as a result of uncertainties in the market environment.

Impairment of goodwill – Impairment of goodwill in the quarter ended December 31, 2024 was RMB6,171 million (US$845 million), a decrease of 27%, from RMB8,490 million in the same quarter of 2023.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2024 was RMB41,205 million (US$5,645 million), or 15% of revenue, an increase of 83% compared to RMB22,511 million, or 9% of revenue, in the same quarter of 2023, primarily due to the decrease in impairment of intangible assets as well as the increase in adjusted EBITA.

Adjusted EBITDA and Adjusted EBITA

Adjusted EBITDA increased 4% year-over-year to RMB62,054 million (US$8,501 million) in the quarter ended December 31, 2024, compared to RMB59,572 million in the same quarter of 2023. Adjusted EBITA increased 4% year-over-year to RMB54,853 million (US$7,515 million) in the quarter ended December 31, 2024, compared to RMB52,843 million in the same quarter of 2023, primarily attributable to revenue growth and improved operating efficiency, partly offset by the increase in investments in our e-commerce businesses. A reconciliation of net income to adjusted EBITDA and adjusted EBITA is included at the end of this results announcement.

Adjusted EBITA by segment

Adjusted EBITA by segment as well as a reconciliation of income from operations to adjusted EBITA are set forth in the section entitled “December Quarter Segment Results” above.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2024 was a gain of RMB11,146 million (US$1,527 million), compared to a loss of RMB3,500 million in the same quarter of 2023, primarily due to the mark-to-market changes from our equity investments, partly offset by the increase in impairment of our investments.

The above-mentioned investment gains and losses were excluded from our non-GAAP net income.

Other income, net

Other income, net in the quarter ended December 31, 2024 was RMB4,588 million (US$628 million), an increase of 945% compared to RMB439 million in the same quarter of 2023, primarily attributable to the net exchange gain compared to the net exchange loss in the same quarter last year, arising from the exchange rate fluctuation between Renminbi and U.S. dollar.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2024 were RMB11,149 million (US$1,528 million), compared to RMB4,988 million in the same quarter of 2023.

Share of results of equity method investees

Share of results of equity method investees in the quarter ended December 31, 2024 was a profit of RMB3,129 million (US$429 million), compared to a loss of RMB1,613 million in the same quarter of 2023. The following table sets forth a breakdown of share of results of equity method investees for the periods indicated:

	Three months ended December 31,
	2023	2024

	RMB	RMB	US$

	(in millions)
Share of profit (loss) of equity method investees
- Ant Group	80	4,490	615
- Others	(864)	39	5
Impairment loss	(11)	(523)	(72)
Others(1)	(818)	(877)	(119)
Total	(1,613)	3,129	429

(1)	“Others” mainly include basis differences arising from equity method investees, share-based compensation expense related to share-based awards granted to employees of our equity method investees, as well as gain or loss arising from the deemed disposal of the equity method investees.

We record our share of results of all equity method investees one quarter in arrears. The year-over-year increase in share of profit of Ant Group was mainly attributable to Ant Group's net investment gain, compared to net investment loss in the same quarter last year.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2024 was RMB46,434 million (US$6,361 million), compared to RMB10,717 million in the same quarter of 2023, primarily due to the increase in income from operations, mark-to-market changes from our equity investments, and the increase in share of results of equity method investees, partly offset by the increase in impairment of our investments.

Excluding non-cash share-based compensation expense, gains/losses of investments, and certain other items, non-GAAP net income in the quarter ended December 31, 2024 was RMB51,066 million (US$6,996 million), an increase of 6% compared to RMB47,951 million in the same quarter of 2023. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2024 was RMB48,945 million (US$6,705 million), compared to RMB14,433 million in the same quarter of 2023, primarily due to the increase in income from operations, mark-to-market changes from our equity investments, and the increase in share of results of equity method investees, partly offset by the increase in impairment of our investments.

Diluted earnings per ADS/share and non-GAAP diluted earnings per ADS/share

Diluted earnings per ADS in the quarter ended December 31, 2024 was RMB20.39 (US$2.79), compared to RMB5.65 in the same quarter of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, and certain other items, non-GAAP diluted earnings per ADS in the quarter ended December 31, 2024 was RMB21.39 (US$2.93), an increase of 13% compared to RMB18.97 in the same quarter of 2023.

Diluted earnings per share in the quarter ended December 31, 2024 was RMB2.55 (US$0.35 or HK$2.75), compared to RMB0.71 in the same quarter of 2023. Excluding non-cash share-based compensation expense, gains/losses of investments, and certain other items, non-GAAP diluted earnings per share in the quarter ended December 31, 2024 was RMB2.67 (US$0.37 or HK$2.88), an increase of 13% compared to RMB2.37 in the same quarter of 2023.

A reconciliation of diluted earnings per ADS/share to non-GAAP diluted earnings per ADS/share is included at the end of this results announcement. Each ADS represents eight ordinary shares.

Cash and cash equivalents, short-term investments and other treasury investments

As of December 31, 2024, cash and cash equivalents, short-term investments and other treasury investments included in equity securities and other investments on the consolidated balance sheets were RMB610,041 million (US$83,575 million), compared to RMB617,230 million as of March 31, 2024. Other treasury investments consist of fixed deposits, certificate of deposits and marketable debt securities with original maturities over one year for treasury purposes. The decrease in cash and cash equivalents, short-term investments and other treasury investments during the nine months ended December 31, 2024, was primarily due to cash used in repurchase of ordinary shares of RMB82,078 million (US$11,245 million), dividend payment of RMB29,057 million (US$3,981 million), acquisition of additional equity interests in non-wholly owned subsidiaries of RMB19,921 million (US$2,729 million), repayment of unsecured senior note of RMB16,220 million (US$2,222 million), partly offset by free cash flow generated from operations of RMB70,127 million (US$9,607 million), net proceeds from the issuance of unsecured senior notes of RMB36,047 million (US$4,938 million) and net proceeds from the issuance of convertible unsecured senior notes and the payments for capped call transactions of RMB31,065 million (US$4,256 million).

Net cash provided by operating activities and free cash flow

During the quarter ended December 31, 2024, net cash provided by operating activities was RMB70,915 million (US$9,715 million), an increase of 10% compared to RMB64,716 million in the same quarter of 2023. Free cash flow, a non-GAAP measurement of liquidity, was RMB39,020 million (US$5,346 million), a decrease of 31% compared to RMB56,540 million in the same quarter of 2023. The decrease in free cash flow was mainly attributed to the increase in expenditure related to our investments in cloud infrastructure, partly offset by changes in other working capital. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2024, net cash used in investing activities of RMB111,003 million (US$15,207 million) primarily reflected an increase in short-term investments by RMB79,819 million (US$10,935 million) and capital expenditures of RMB31,775 million (US$4,353 million).

Net cash provided by financing activities

During the quarter ended December 31, 2024, net cash provided by financing activities of RMB14,251 million (US$1,952 million) primarily reflected cash provided by net proceeds from the issuance of unsecured senior notes of RMB36,047 million (US$4,938 million), partly offset by repayment of unsecured senior notes of RMB16,220 million (US$2,222 million) and repurchase of ordinary shares of RMB9,189 million (US$1,259 million).

Employees

As of December 31, 2024, we had a total of 194,320 employees, compared to 197,991 as of September 30, 2024.

Webcast and Conference Call Information

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on Thursday, February 20, 2025.

All participants must pre-register to join this conference call using the Participant Registration link below:

English: https://s1.c-conf.com/diamondpass/10044500-45dty1.html

Chinese: https://s1.c-conf.com/diamondpass/10044501-01fde1.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers, conference call passcode and a unique access PIN. To join the conference, please dial the number provided, enter the passcode followed by your PIN, and you will join the conference.

A live webcast of the earnings conference call can be accessed at https://www.alibabagroup.com/en-US/ir-financial-reports-quarterly-results. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week from the date of the conference (Dial-in number: +1 855 883 1031; English conference PIN 10044500; Chinese conference PIN 10044501)

Please visit Alibaba Group’s Investor Relations website at https://www.alibabagroup.com/en/ir/home on February 20, 2025 to view the earnings release and accompanying slides prior to the conference call.

About Alibaba Group

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a good company that lasts for 102 years.

Investor Relations Contact

Lydia Liu

Head of Investor Relations

Alibaba Group Holding Limited

investor@alibaba-inc.com

Media Contacts

Cathy Yan

cathy.yan@alibaba-inc.com

Ivy Ke

ivy.ke@alibaba-inc.com

EXCHANGE RATE INFORMATION

This results announcement contains translations of certain Renminbi (”RMB”) amounts into U.S. dollars (“US$”) and Hong Kong dollars (“HK$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB7.2993 to US$1.00, the exchange rate on December 31, 2024 as set forth in the H.10 statistical release of the Federal Reserve Board, and all translations of RMB into HK$ were made at RMB0.92604 to HK$1.00, the middle rate on December 31, 2024 as published by the People’s Bank of China. The percentages stated in this announcement are calculated based on the RMB amounts and there may be minor differences due to rounding.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “aim,” “estimate,” “intend,” “seek,” “plan,” “believe,” “potential,” “continue,” “ongoing,” “target,” “guidance,” “is/are likely to” and similar statements. In addition, statements that are not historical facts, including statements about Alibaba Group’s new organizational and governance structure, Alibaba’s strategies and business and operational plans, Alibaba’s beliefs, expectations and guidance regarding the growth of its business, its financial results, return on investments, strategic investments and dispositions and share repurchases, and the business outlook and quotations from management in this announcement, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the implementation of Alibaba Group’s new organizational and governance structure; Alibaba’s ability to compete, innovate and maintain or grow its business; risks associated with sustained investments in Alibaba’s businesses; risks related to strategic transactions; fluctuations in general economic and business conditions in China and globally; uncertainties arising from competition among countries and geopolitical tensions, including national trade, investment, protectionist or other policies and export control, economic or trade sanctions; changes to our shareholder return initiatives; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Alibaba’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, non-GAAP net income and non-GAAP diluted earnings per share/ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted earnings per share/ADS. We believe that these non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. We present three different income measures, namely adjusted EBITDA, adjusted EBITA and non-GAAP net income in order to provide more information and greater transparency to investors about our operating results.

We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.

Adjusted EBITDA, adjusted EBITA, non-GAAP net income, non-GAAP diluted earnings per share/ADS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted earnings per share/ADS, cash flows or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here do not have standardized meanings prescribed by U.S. GAAP and may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, depreciation and impairment of property and equipment, and operating lease cost relating to land use rights, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before interest and investment income, net, interest expense, other income (expense), net, income tax expenses, share of results of equity method investees, certain non-cash expenses, consisting of share-based compensation expense, amortization and impairment of intangible assets, impairment of goodwill, and others (including provision in relation to matters outside the ordinary course of business), which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before non-cash share-based compensation expense, amortization and impairment of intangible assets, gain or loss on deemed disposals/disposals/revaluation of investments, impairment of goodwill and investments, and others (including provision in relation to matters outside the ordinary course of business), and adjustments for the tax effects.

Non-GAAP diluted earnings per share represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share on a diluted basis. Non-GAAP diluted earnings per ADS represents non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment (excluding acquisition of land use rights and construction in progress relating to office campuses) and intangible assets (excluding those acquired through acquisitions), as well as adjustments to exclude from net cash provided by operating activities the buyer protection fund deposits from merchants on our marketplaces. We deduct certain items of cash flows from investing activities in order to provide greater transparency into cash flow from our revenue-generating business operations. We exclude “acquisition of land use rights and construction in progress relating to office campuses” because the office campuses are used by us for corporate and administrative purposes and are not directly related to our revenue-generating business operations. We also exclude buyer protection fund deposits from merchants on our marketplaces because these deposits are restricted for the purpose of compensating buyers for claims against merchants.

The table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable U.S. GAAP Measures” in this results announcement has more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Revenue	260,348	280,154	38,381	719,294	759,893	104,105
Cost of revenue	(156,214)	(162,524)	(22,266)	(438,225)	(452,659)	(62,014)
Product development expenses	(13,488)	(14,662)	(2,009)	(38,171)	(42,217)	(5,784)
Sales and marketing expenses	(33,783)	(42,675)	(5,846)	(86,315)	(107,842)	(14,774)
General and administrative expenses	(11,261)	(10,851)	(1,487)	(27,966)	(33,908)	(4,646)
Amortization and impairment of intangible assets	(14,601)	(2,062)	(282)	(19,511)	(5,503)	(754)
Impairment of goodwill	(8,490)	(6,171)	(845)	(10,521)	(6,171)	(845)
Other (losses) gains, net	–	(4)	(1)	–	847	116

Income from operations	22,511	41,205	5,645	98,585	112,440	15,404
Interest and investment income, net	(3,500)	11,146	1,527	(4,262)	28,275	3,874
Interest expense	(2,132)	(2,485)	(340)	(5,770)	(7,100)	(973)
Other income, net	439	4,588	628	3,194	3,367	461

Income before income tax and share of results of equity method investees	17,318	54,454	7,460	91,747	136,982	18,766
Income tax expenses	(4,988)	(11,149)	(1,528)	(16,807)	(28,591)	(3,917)
Share of results of equity method investees	(1,613)	3,129	429	(4,527)	5,612	769

Net income	10,717	46,434	6,361	70,413	114,003	15,618
Net loss attributable to noncontrolling interests	3,838	2,693	369	6,231	3,547	486

Net income attributable to Alibaba Group Holding Limited	14,555	49,127	6,730	76,644	117,550	16,104

Accretion of mezzanine equity	(122)	(182)	(25)	(173)	(462)	(63)

Net income attributable to ordinary shareholders	14,433	48,945	6,705	76,471	117,088	16,041

Earnings per share attributable to ordinary shareholders(1)
Basic	0.72	2.63	0.36	3.76	6.20	0.85
Diluted	0.71	2.55	0.35	3.72	6.04	0.83

Earnings per ADS attributable to ordinary shareholders(1)
Basic	5.73	21.07	2.89	30.04	49.58	6.79
Diluted	5.65	20.39	2.79	29.73	48.33	6.62

Weighted average number of shares used in calculating earnings per ordinary share (million shares)(1)
Basic	20,138	18,586		20,322	18,892
Diluted	20,321	19,200		20,485	19,372

(1)	Each ADS represents eight ordinary shares.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2024	2024
	RMB	RMB	US$

	(in millions)
Assets
Current assets:
Cash and cash equivalents	248,125	162,784	22,301
Short-term investments	262,955	236,949	32,462
Restricted cash and escrow receivables	38,299	43,182	5,916
Equity securities and other investments	59,949	53,545	7,336
Prepayments, receivables and other assets	143,536	181,382	24,849
Total current assets	752,864	677,842	92,864

Equity securities and other investments	220,942	345,790	47,373
Prepayments, receivables and other assets	116,102	116,794	16,000
Investment in equity method investees	203,131	211,095	28,920
Property and equipment, net	185,161	226,831	31,076
Intangible assets, net	26,950	21,671	2,969
Goodwill	259,679	254,941	34,927
Total assets	1,764,829	1,854,964	254,129

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	12,749	21,453	2,939
Current unsecured senior notes	16,252	–	–
Income tax payable	9,068	14,409	1,974
Accrued expenses, accounts payable and other liabilities	297,883	340,338	46,626
Merchant deposits	12,737	3,002	411
Deferred revenue and customer advances	72,818	78,157	10,708
Total current liabilities	421,507	457,359	62,658

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2024	2024
	RMB	RMB	US$

	(in millions)
Deferred revenue	4,069	4,554	624
Deferred tax liabilities	53,012	55,408	7,591
Non-current bank borrowings	55,686	50,961	6,982
Non-current unsecured senior notes	86,089	123,070	16,860
Non-current convertible unsecured senior notes	–	36,044	4,938
Other liabilities	31,867	32,773	4,490
Total liabilities	652,230	760,169	104,143

Commitments and contingencies

Mezzanine equity	10,728	11,478	1,572

Shareholders’ equity:
Ordinary shares	1	1	–
Additional paid-in capital	397,999	380,506	52,129
Treasury shares at cost	(27,684)	(36,767)	(5,037)
Statutory reserves	14,733	15,930	2,183
Accumulated other comprehensive income	3,598	5,067	694
Retained earnings	597,897	636,392	87,185

Total shareholders’ equity	986,544	1,001,129	137,154
Noncontrolling interests	115,327	82,188	11,260

Total equity	1,101,871	1,083,317	148,414

Total liabilities, mezzanine equity and equity	1,764,829	1,854,964	254,129

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2023		2024	2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	64,716	70,915	9,715	159,253	135,989	18,630
Net cash used in investing activities	(30,925)	(111,003)	(15,207)	(42,091)	(145,868)	(19,984)
Net cash (used in) provided by financing activities	(17,214)	14,251	1,952	(54,232)	(72,113)	(9,879)
Effect of exchange rate changes on cash and cash equivalents, restricted cash and escrow receivables	(2,643)	3,331	456	2,489	1,534	210

Increase (Decrease) in cash and cash equivalents, restricted cash and escrow receivables	13,934	(22,506)	(3,084)	65,419	(80,458)	(11,023)
Cash and cash equivalents, restricted cash and escrow receivables at beginning of period	280,995	228,472	31,301	229,510	286,424	39,240

Cash and cash equivalents, restricted cash and escrow receivables at end of period	294,929	205,966	28,217	294,929	205,966	28,217

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	10,717	46,434	6,361	70,413	114,003	15,618
Adjustments to reconcile net income to adjusted EBITA and adjusted EBITDA:
Interest and investment income, net	3,500	(11,146)	(1,527)	4,262	(28,275)	(3,874)
Interest expense	2,132	2,485	340	5,770	7,100	973
Other income, net	(439)	(4,588)	(628)	(3,194)	(3,367)	(461)
Income tax expenses	4,988	11,149	1,528	16,807	28,591	3,917
Share of results of equity method investees	1,613	(3,129)	(429)	4,527	(5,612)	(769)
Income from operations	22,511	41,205	5,645	98,585	112,440	15,404
Non-cash share-based compensation expense	6,222	3,414	468	11,423	11,189	1,533
Amortization and impairment of intangible assets	14,601	2,062	282	19,511	5,503	754
Impairment of goodwill, and others	9,509	8,172	1,120	11,540	11,317	1,550
Adjusted EBITA	52,843	54,853	7,515	141,059	140,449	19,241
Depreciation and impairment of property and equipment, and operating lease cost relating to land use rights	6,729	7,201	986	19,802	20,093	2,753
Adjusted EBITDA	59,572	62,054	8,501	160,861	160,542	21,994

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net income	10,717	46,434	6,361	70,413	114,003	15,618
Adjustments to reconcile net income to non-GAAP net income:
Non-cash share-based compensation expense	6,222	3,414	468	11,423	11,189	1,533
Amortization and impairment of intangible assets	14,601	2,062	282	19,511	5,503	754
Loss (Gain) on deemed disposals/disposals/revaluation of investments	9,358	(12,954)	(1,775)	16,665	(21,070)	(2,886)
Impairment of goodwill and investments, and others	11,149	13,326	1,826	23,022	21,538	2,951
Tax effects (1)	(4,096)	(1,216)	(166)	(7,973)	(2,888)	(396)

Non-GAAP net income	47,951	51,066	6,996	133,061	128,275	17,574

(1)	Tax effects primarily comprise tax effects relating to non-cash share-based compensation expense, amortization and impairment of intangible assets and certain gains and losses from investments, and others.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted earnings per share/ADS to non-GAAP diluted earnings per share/ADS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders – basic	14,433	48,945	6,705	76,471	117,088	16,041
Dilution effect on earnings arising from non-cash share-based awards operated by equity method investees and subsidiaries	(79)	(87)	(12)	(213)	(218)	(30)
Adjustments for interest expense attributable to convertible unsecured senior notes	–	70	10	–	165	23
Net income attributable to ordinary shareholders – diluted	14,354	48,928	6,703	76,258	117,035	16,034
Non-GAAP adjustments to net income attributable to ordinary shareholders(1)	33,824	2,404	329	56,773	10,925	1,496

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted earnings per share/ADS	48,178	51,332	7,032	133,031	127,960	17,530

Weighted average number of shares on a diluted basis for computing non-GAAP diluted earnings per share/ADS (million shares)(2)	20,321	19,200		20,485	19,372

Diluted earnings per share(2)(3)	0.71	2.55	0.35	3.72	6.04	0.83

Non-GAAP diluted earnings per share(2)(4)	2.37	2.67	0.37	6.50	6.61	0.91

Diluted earnings per ADS(2)(3)	5.65	20.39	2.79	29.73	48.33	6.62

Non-GAAP diluted earnings per ADS(2)(4)	18.97	21.39	2.93	51.97	52.84	7.24

(1)	Non-GAAP adjustments excluding the attributions to the noncontrolling interests. See the table above for items regarding the reconciliation of net income to non-GAAP net income (before excluding the attributions to the noncontrolling interests).
(2)	Each ADS represents eight ordinary shares.
(3)	Diluted earnings per share is derived from dividing net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares, on a diluted basis. Diluted earnings per ADS is derived from the diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.
(4)	Non-GAAP diluted earnings per share is derived from dividing non-GAAP net income attributable to ordinary shareholders by the weighted average number of outstanding ordinary shares for computing non-GAAP diluted earnings per share, on a diluted basis. Non-GAAP diluted earnings per ADS is derived from the non-GAAP diluted earnings per share after adjusting for the ordinary share-to-ADS ratio.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE U.S. GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$

	(in millions)			(in millions)
Net cash provided by operating activities	64,716	70,915	9,715	159,253	135,989	18,630
Less: Purchase of property and equipment (excluding land use rights and construction in progress relating to office campuses)	(7,286)	(31,369)	(4,297)	(17,405)	(60,285)	(8,259)
Less: Purchase of intangible assets (excluding those acquired through acquisitions)	(842)	–	–	(842)	–	–
Less: Changes in the buyer protection fund deposits	(48)	(526)	(72)	(157)	(5,577)	(764)

Free cash flow	56,540	39,020	5,346	140,849	70,127	9,607

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Nine months ended December 31,
	2023	2024
	RMB	RMB	US$	YoY % Change

	(in millions, except percentages)
Taobao and Tmall Group:
China commerce retail
- Customer management	240,435	251,269	34,424	5%
- Direct sales and others(1)	85,715	78,676	10,779	(8)%
	326,150	329,945	45,203	1%
China commerce wholesale	15,527	18,513	2,536	19%
Total Taobao and Tmall Group	341,677	348,458	47,739	2%

Alibaba International Digital Commerce Group:
International commerce retail	59,376	80,862	11,078	36%
International commerce wholesale	15,774	17,859	2,447	13%
Total Alibaba International Digital Commerce Group	75,150	98,721	13,525	31%

Cloud Intelligence Group	80,779	87,901	12,042	9%
Cainiao Smart Logistics Network Limited	74,463	79,699	10,919	7%
Local Services Group	45,174	50,942	6,979	13%
Digital Media and Entertainment Group	16,200	16,713	2,290	3%
All others(2)	140,873	152,281	20,862	8%
Unallocated	900	1,478	202
Inter-segment elimination	(55,922)	(76,300)	(10,453)
Consolidated revenue	719,294	759,893	104,105	6%

(1)	Direct sales and others revenue under Taobao and Tmall Group primarily represents Tmall Supermarket, Tmall Global and other direct sales businesses, where revenue and cost of inventory are recorded on a gross basis.
(2)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses. The majority of revenue within All others consists of direct sales revenue, which is recorded on a gross basis.

ALIBABA GROUP HOLDING LIMITED
INFORMATION ABOUT SEGMENTS

The following table sets forth a breakdown of our adjusted EBITA by segment for the periods indicated:

	Nine months ended December 31,
	2023	2024
	RMB	RMB	US$	YoY % Change (3)

	(in millions, except percentages)
Taobao and Tmall Group	156,326	154,483	21,164	(1)%
Alibaba International Digital Commerce Group	(3,950)	(11,563)	(1,584)	(193)%
Cloud Intelligence Group	4,689	8,136	1,115	74%
Cainiao Smart Logistics Network Limited	2,744	908	124	(67)%
Local Services Group	(6,614)	(1,373)	(188)	79%
Digital Media and Entertainment Group	(655)	(590)	(81)	10%
All others(1)	(6,342)	(6,001)	(822)	5%
Unallocated (2)	(3,290)	(2,307)	(316)
Inter-segment elimination	(1,849)	(1,244)	(171)
Consolidated adjusted EBITA	141,059	140,449	19,241	(0)%
Less: Non-cash share-based compensation expense	(11,423)	(11,189)	(1,533)
Less: Amortization and impairment of intangible assets	(19,511)	(5,503)	(754)
Less: Impairment of goodwill, and others	(11,540)	(11,317)	(1,550)
Income from operations	98,585	112,440	15,404	14%

(1)	All others include Sun Art, Freshippo, Alibaba Health, Lingxi Games, Intime, Intelligent Information Platform (which mainly consists of UCWeb and Quark businesses), Fliggy, DingTalk and other businesses.
(2)	Unallocated primarily relates to certain costs incurred by corporate functions and other miscellaneous items that are not allocated to individual segments.
(3)	For a more intuitive presentation, widening of loss in YoY% is shown in terms of negative growth rate, and narrowing of loss in YoY% is shown in terms of positive growth rate.